SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE ANNOUNCES THE LAUNCH OF ITS FIRST CAMPAIGN EXCLUSIVELY IN CANADA

April 28th, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MD -- Snipp Interactive Inc. (“Snipp”), an international provider of mobile marketing solutions listed on the TSX Venture Exchange (Trading Symbol: SPN), announced today the launch of its first Canadian marketing program, a bilingual sweepstakes promotion for one of the world’s leading confectionary manufacturers.

Atul Sabharwal, CEO of Snipp, said, “We are excited to create a brand presence for Snipp in the Canadian market with the launch of our first promotion there. We had made a conscious decision to invest in sales and marketing to break into the Canadian market and I am very excited to see our efforts bearing fruit. We expect to do many more programs with brands in Canada and look forward to growing our presence there.”

The campaign was set up using Snipp’s proprietary SnippWin and SnippCheck platforms, and has both English and French versions for the Canadian market. Consumers who purchase qualifying products at convenience stores can snap and submit a picture of their receipt online to receive an entry into a Sweepstakes for a chance to win one of three cross-country road trips and other exciting instant-win prizes. Snipp is processing and validating all receipts for the program as well as and fulfilling the instant win rewards. See here for more details: http://bit.ly/1EvPZjd

Please visit http://home.snipp.com/clients/ for more Snipp programs and to view the all-new Snipp website

About Snipp:

Snipp’s technology platform enables brands to drive customer engagement and purchase. Our solutions include loyalty, rebates, receipt processing, promotions, and data analytics. We provide our clients with a full spectrum of services including creative, program conceptualization, technology, legal, rewards provisioning, fulfillment and reporting. We have created hundreds of cutting-edge programs for Fortune 500 brands and world-class agencies.

Snipp is headquartered in Washington DC, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange.

FOR FURTHER INFORMATION PLEASE CONTACT:

Press Inquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labor relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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